SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC  20549

                             FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:   0-16706

                   Allegiance Banc Corporation
      (Exact name of registrant as specified in its charter)

   4719 Hampden Lane, Bethesda, Maryland  20814  (301) 656-5300
(Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                  Common Stock, $1.00 par value
 (Title of all other classes of securities covered by this Form)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [ X ]          Rule 12h-3(b)(1)(ii)   [   ]
     Rule 12g-4(a)(1)(ii)  [   ]          Rule 12h-3(b)(2)(i)    [   ]
     Rule 12g-4(a)(2)(i)   [   ]          Rule 12h-3(b)(2)(ii)   [   ]
     Rule 12g-4(a)(2)(ii)  [   ]          Rule 15d-6             [   ]
     Rule 12h-3(b)(1)(i)   [   ]

     Approximate number of holders of record as of the certification or
     notice date:     0

     On October 1, 1996, Allegiance Banc Corporation was merged with and into F&M National Corporation, and all of the outstanding shares of Allegiance Banc Corporation common stock were converted into shares of F&M National Corporation common stock.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Allegiance Banc Corporation by F&M National Corporation, its successor by merger, has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.



DATE:  October 2, 1996                  BY:  /s/ Jack R. Huyett
                                        Jack R. Huyett, President,
                                        F&M National Corporation